PRESS RELEASE

Press Release No. 08-04

METALLICA RESOURCES ANNOUNCES FULL YEAR 2007
RESULTS AND OPERATIONS UPDATE

TORONTO, ONTARIO -- (Marketwire – March 14, 2008) - Metallica Resources Inc. (TSX:MR) (AMEX:MRB) is pleased to report its full year 2007 results and operational update. The Company’s audited consolidated financial statements and management’s discussion and analysis for the year will be available on SEDAR, EDGAR and Metallica’s website at www.metal-res.com by March 31, 2008.

"We are proud of the operational performances achieved in 2007 which resulted from strong execution at our Cerro San Pedro mine" said Richard J. Hall, President and CEO. "We are confident that we will achieve enhanced performance in 2008 driven by continuous improvements at Cerro San Pedro, particularly in terms of cost containment" continued Hall. "With the flexibility to sell the mine's output into booming commodity markets we expect to significantly expand our operating margin in 2008."

2007 Highlights and Early 2008 Update:

(Please refer to the press release dated January 9, 2008 for complete 2008 guidance)

  Metallica began commercial production at its Cerro San Pedro mine on May 1, 2007. In the first eight months, the mine turned cash flow positive and generated $1.2 million despite high initial stripping costs and start-up inefficiencies. As of March 13, 2008, cumulative production totaled 39,098 ounces of gold and 567,891ounces of silver.

  The Company is on track to achieve planned production levels of 80,000 ounces of gold and 1.35 million ounces of silver for 2008. Metallica remains hedge free.

  Cash costs for 2007 were $5.27 per tonne of ore, only slightly higher than planned. Cash costs for 2008 are expected to exceed 2007 costs, to roughly $5.40 per tonne of ore, due to expected higher strip ratio. This equates to approximately $263 per ounce of gold, net of silver at $14.80 per ounce.

  Ore production to the leach pad for the year was approximately 6.5 million tonnes, in line with expectations. As of early March 2008, approximately 8.0 million tonnes of ore had been placed on the pad maintaining anticipated levels for the current year.

  The Cerro San Pedro Processing plant operated at design capacity by the end of 2007 and continues to produce approximately 220 ounces of gold per day. Recoveries appear to be in line with metallurgical test work, however, given the limited amount of leach time, it is too early to draw any definitive conclusions.

  Capital costs for Cerro San Pedro for 2008 are estimated at $6.7 million and will include the construction of Phase 2 of the leach pad, which has been advanced to 2008 from 2009 as originally scheduled due to increased mining rates.

  The focus of activity on the El Morro project during 2007 was the completion of the final feasibility study by the joint venture partner and project operator Xstrata Copper. In January 2008, Metallica took delivery of the feasibility study per the agreed deadline, however, both parties have agreed that additional refinements to the study are needed in order to comply with third party lending standards. Xstrata is currently amending the study so that it meets these standards and Metallica anticipates a 43-101 Technical Report will be filed early in the second quarter.

  Metallica continues to advance its exploration projects at Rio Figueroa in Chile and both Liberty Bell and the Southwest Peninsula Projects in Alaska.

Metallica will host a conference call on Friday, March 14th at 10:00 a.m. MST (12:00 p.m. EST) to review full year 2007 results and provide an outlook for 2008.

To access the call, please dial 866-542-4236 or 416-641-6127. A live audio webcast of the conference call will be available on the home page of our website at www.metal-res.com.

A replay of the conference call will be available until 11:59 p.m. MST, Friday, March 28th 2008. The replay may be accessed on Metallica's website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800 followed by passcode 3251475.

FULL MD&A, FINANCIAL STATEMENTS & NOTES

Management’s Discussion and Analysis

General

Management’s discussion and analysis ("MD&A") has been prepared based on information available to Metallica Resources Inc. (the "Company") as of March 13, 2008. MD&A provides a detailed analysis of the Company’s business and compares its 2007 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a reconciliation of measurement differences to United States generally accepted accounting principles ("U.S. GAAP"), see Note 16 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

Overview

The Company became a gold and silver producer in 2007 with the start-up of mining operations at its Cerro San Pedro mine in Mexico. The processing plant facilities were tested, which included three doré (partially refined gold and silver) pours totaling 365 ounces of gold and 9,221 ounces of silver, and determined to be operational at the end of April 2007. The Company declared commencement of commercial production on May 1, 2007. The Company’s results from operations for the current year differ from preceding years as the Company is now generating revenue from operations.

The Company is also pursuing exploration and development of various precious and base metal properties throughout the Americas. The most advanced of these projects is the El Morro copper-gold project in Chile, of which Xstrata Plc. ("Xstrata", formerly Falconbridge Limited) owns 70% and the Company owns 30%.

As of March 13, 2008, approximately 8.0 million tonnes of ore had been placed on the leach pad, containing estimated recoverable gold and silver ounces of 52,055 and 1,110,688, respectively. The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types. The recovery period is currently estimated to be five months for gold and six months for silver.

Gold and silver production from commencement of commercial production through March 13, 2008 totaled 39,098 ounces of gold and 567,891 ounces of silver. Production for the months of January and February 2008 was 12,282 ounces of gold and 157,039 ounces of silver, which compares to budgeted production of 12,076 ounces of gold and 202,610 ounces of silver. The Company remains on track to achieve planned production levels for gold and silver in 2008.

The Cerro San Pedro mine contains estimated mineral reserves1 of 85.8 million tonnes grading 0.55 grams per tonne gold and 22.5 grams per tonne silver at a waste-to-ore ratio of 1.26 to 1. This equates to 1.5 million ounces of gold and 62.1 million ounces of silver. The mineral reserves were estimated using a gold price of $475 per ounce and a silver price of $8.00 per ounce, and were prepared in February 2007 by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects". Remaining mineral reserves are estimated to be 1.4 million ounces of gold and 56.1 million ounces of silver, after deduction for production through December 31, 2007.

The El Morro project is currently subject to an exploration agreement with Xstrata which allowed for Xstrata to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005. Xstrata was also required to deliver a feasibility study for the project in September 2007, the due date of which was extended until January 2008. The feasibility study was delivered in January 2008; however, the Company’s consultants concluded that additional work was needed in order for the study to comply with third party lending standards. Xstrata is currently amending the study in order for it to comply with these standards.

In November 2006, the Company reported an updated mineral resource2 estimate for the La Fortuna deposit at the El Morro project. Using a 0.3% copper cut-off grade, the La Fortuna deposit is estimated to contain measured mineral resources3 totaling 188.8 million tonnes grading 0.69% copper and 0.58 grams per tonne gold, and indicated mineral resources3 totaling 299.8 million tonnes grading 0.53% copper and 0.49 grams per tonne gold. In addition, the La Fortuna deposit is estimated to contain inferred mineral resources4 totaling 226.7 million tonnes grading 0.48% copper and 0.41 grams per tonne gold. The mineral resource estimate for the La Fortuna deposit is classified as a measured, indicated and inferred mineral resource in compliance with the Canadian Institute of Mining, Metallurgy, and Petroleum definitions. It was calculated by Xstrata and incorporated the results from 147 core holes totaling 57,900 meters. The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate is Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy and Manager of Mines Geology for Xstrata.

1 Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities, and in accordance with U.S. Securities Exchange Act of 1934 Industry Guide 7, as interpreted by the Staff of the U.S. Securities and Exchange Commission.

2 Mineral resources do not have economic viability. Mineral reserves are the economically viable part of measured or indicated mineral resources.

3 Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

4 Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Outstanding Share Data

As of March 13, 2008, the Company had issued one class of common shares and a total of 93,162,076 shares outstanding. In addition, the Company had the following warrants and stock options outstanding as of March 13, 2008:

  19,245,600 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.
  3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.
  2,807,185 stock options, each of which is exercisable for one common share at prices ranging from Cdn$1.42 to Cdn$5.66 per share from March 2008 through January 2013.

Financial Results of Operations

The Cerro San Pedro mine generated cash flow from operations totaling $1.2 million in its first eight months of operations despite high initial stripping costs and start-up inefficiencies.

Non-GAAP measure reconciliation of cash flow from mine operations to Consolidated Statements of Operations:

Cash generated from mine operations is furnished to provide additional information and is not a generally accepted Canadian GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow from operations. The following table provides a reconciliation of cash flow from mine operations to the operating loss per the Consolidated Statements of Operations.

2007
(000’s)

Operating loss per Consolidated Statements of Operations	$(152)
Depreciation and amortization	1,311
Cash flow from mine operations	$1,159

The Company reported a net loss in 2007 principally from ramping up of operations during 2007 due to commencement of commercial production on May 1, 2007, and $5.4 million of income tax expense that resulted from an increase in future tax liabilities, net of future income tax assets, of $5.3 million arising as a result of changes in Mexican tax law. The Company did not have any producing properties in 2006 or 2005. Net loss in 2006 was principally the result of general and administrative, and exploration expenses. Net income in 2005 of $8.0 million was primarily due to $8.4 million of income from property payments with respect to the El Morro project. The following selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 16 to the consolidated financial statements.

Selected Annual Information (000’s, except share data)

	2007	2006	2005

Total revenues	$22,863	$--	$--
Net income (loss)	$(8,621)	$(3,130)	$7,959
Basic net income (loss) per share	$(0.09)	$(0.04)	$0.10
Diluted net income (loss) per share	$(0.09)	$(0.04)	$0.10
Total assets	$136,828	$132,953	$99,920
Long-term liabilities	$12,666	$1,168	$403
Cash dividends per share	$--	$--	$--

Year to Date 2007 Compared to Year to Date 2006

The Company reported a net loss of $8.6 million ($0.09 per share) for the year ended December 31, 2007 as compared to net loss of $3.1 million ($0.04 per share) for the year ended December 31, 2006.

Gold and silver sales in the current year were generated by the Cerro San Pedro mine and totaled $17.8 million and $5.0 million, respectively. The Company sold a total of 24,278 ounces of gold and 371,333 ounces of silver from May through December 31, 2007 at an average realized price per ounce of $734.89 and $13.52, respectively. There were no metal sales during 2006.

The Company incurred an operating loss in 2007 of $0.2 million principally due to the start-up nature of operations. Production costs totaled $21.7 million and include mining, processing and mine site administrative expenses. Depreciation and amortization totaled $1.3 million due to amortization of Cerro San Pedro mine development costs on the units-of-production method beginning May 1, 2007.

General and administrative expense increased by $1.7 million in the current year to $5.4 million, and was principally due to higher compensation costs, additional employees and other administrative activities resulting from the Company’s transition to an operating company in 2007.

Foreign exchange gain in 2007 was $2.7 million as compared to a gain of $0.7 million in 2006. The increase in foreign exchange gain in the current year resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006. The Cdn$:US$ exchange rate was 0.982:1 at December 31, 2007 as compared to 1.166:1 at December 31, 2006.

Income tax expense increased from $0.1 million in 2006 to $5.4 million in 2007. The $5.3 million increase principally resulted from an increase in future tax liabilities, net of future income tax assets, of $5.3 million due to the expiration of a 1997 Mexican tax loss carryforward in 2007, and a valuation allowance applied to a portion of the remaining Mexican tax loss carryforwards as a result of a change in Mexican tax law.

On October 1, 2007, Mexico enacted a new tax statute which establishes a parallel tax regime to its regular tax regime called IETU or "FLAT TAX", in which the taxpayer pays the greater of the FLAT TAX or regular tax liability annually. The new statute is effective for tax years beginning on January 1, 2008. Generally the FLAT TAX is based on gross receipts less disbursements including capital expenditures of the taxpayer at a tax rate of 17.5 percent. A transition rule reduces the FLAT TAX rate to 16.5 percent and 17.0 percent for tax years 2008 and 2009, respectively.

The Company’s most advanced stage exploration project is the El Morro copper-gold project in Chile. The Company’s carrying value of the project at December 31, 2007 was only $0.3 million since Xstrata, the owner of 70% of the project and the project operator, was obligated to pay the cost of the feasibility study as required under the terms of the exploration agreement. Xstrata is currently revising the feasibility study in order for it to comply with third party lending standards. Upon receipt of the updated feasibility study, the Company will be obligated to pay its 30% share of all ongoing development costs. The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of project development costs at Xstrata’s cost of financing plus 100 basis points. Xstrata will be repaid through 80% of the Company’s share of future project cash flow. Xstrata has not yet submitted a proposed 2008 budget for the project.

The Company has an option to earn a 100% interest in the Rio Figueroa copper-gold project in Chile. The Company has $2.6 million of remaining payments due to the project owner, of which $0.8 million is due in September 2008. The carrying value of the project was $4.2 million at December 31, 2007 and includes $3.2 million of exploration expenditures spent on the property. The Company intends to pursue a joint venture partner for future exploration work on the project in 2008.

The Liberty Bell gold project and the Alaska Peninsula copper and gold project are located in Alaska. The Company has an option to earn a 100% interest in the Liberty Bell project and up to an 80% interest in individual properties comprising the Alaska Peninsula project. The carrying value of these projects was $1.8 million at December 31, 2007. The Company has budgeted a minimum of 3,000 meters of drilling on the Liberty Bell project at a total cost of $1.4 million in 2008. The objective of these drilling programs is to discover mineralization with potential for economic mine development. Future exploration activities on these projects will depend in part on the results from these drilling programs.

2006 Compared with 2005

The Company reported a net loss of $3.1 million ($0.04 per share) for the year ended December 31, 2006 as compared to net income of $8.0 million ($0.10 per share) for the year ended December 31, 2005.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not generate any operating income or cash flow from operations. The Company’s only significant sources of income were from property payments and interest earned on cash and cash equivalents. Income from property payments decreased from $8.3 million in 2005 to none in 2006. The $8.3 million decrease was the result of a $10.0 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2006 totaled $3.6 million and was $1.6 million higher than 2005 expenditures of $2.0 million. The increase was primarily attributable to a $0.8 million increase in stock compensation expense resulting principally from an increase in stock option grants from 880,000 in 2005 to 1,470,000 in 2006, payments to consultants for Sarbanes Oxley compliance work totaling $0.4 million in 2006 versus none in the preceding year, and an increase in salary costs of $0.3 million due principally to the hiring of additional employees.

Restricted stock unit ("RSU") expense increased from $0.1 million in 2005 to $0.4 million in 2006. The increase was attributable to an additional 250,000 RSUs granted in 2006 and an increase in the Company’s five-day average closing price on the Toronto Stock Exchange from Cdn$2.18 at December 31, 2005 to Cdn$4.57 at December 31, 2006. The Company had 370,000 RSUs outstanding at December 31, 2006.

The write-down of mineral properties and deferred expenditures of $0.4 million in 2006 related to the Company’s Alaska Peninsula project. In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the Alaska Peninsula property areas, had decided not to allow mineral exploration activities on its land. As a result, management recorded an impairment write-down attributable to this property area totaling $0.4 million in the year ended December 31, 2006.

Foreign exchange gains of $0.7 million in 2006 principally resulted from converting Canadian dollar cash balances into U.S. dollar cash balances earlier in 2006 when the Canadian dollar had strengthened relative to the U.S. dollar. The foreign exchange gain in 2005 was primarily attributable to the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2005 as compared to December 31, 2004. The Cdn$:US$ exchange rate at December 31, 2005 was 1.166:1 as compared to 1.205:1 on December 31, 2004.

Summary of Quarterly Results
(000’s)	2007
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Total revenues	$13,172	$7,160	$2,531	$--
Net income (loss)	$(4,844)	$(2,519)	$(501)	$(757)
Basic net income (loss) per share	$(0.04)	$(0.03)	$(0.01)	$(0.01)
Diluted net income (loss) per share	$(0.04)	$(0.03)	$(0.01)	$(0.01)

	2006
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$(2,167)	$(605)	$9	$(367)
Basic net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00
Diluted net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00

The Company commenced commercial production on May 1, 2007. The increase in revenues arose from the ramp-up of production during 2007 which resulted in an increase in gold and silver sales.

The quarterly net loss volatility for 2007 was in part attributable to holding cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains totaled $0.2 million, $1.7 million, $0.7 million and $0.1 million for the first, second, third and fourth quarters of 2007, respectively. The net loss for the second and third quarters of 2007 also resulted from an operating loss of $0.4 million and $1.9 million, respectively, due to start-up of operations associated with commencement of commercial production on May 1, 2007. The net loss for the fourth quarter of 2007 was primarily due to operating profit at Cerro San Pedro of $2.2 million, which was offset by $5.4 million of income tax expense resulting from an increase in future tax liabilities, net of future income tax assets, of $5.3 million due to the expiration of a 1997 Mexican tax loss carryforward in 2007, and a valuation allowance applied to a portion of the remaining Mexican tax loss carryforwards arising as a result of a change in Mexican tax law.

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.1 million), $1.2 million, $0.2 million and ($0.6 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million and an additional $0.2 million for restricted stock unit expense due principally to an increase in the Company’s share price from C$3.40 at September 30, 2006 to C$4.60 at December 31, 2006.

Liquidity and Capital Resources

Mine cash flow from operations was $1.2 million, which was offset by a build-up of inventory, principally ore on leach pad inventory of $10.9 million, resulting in cash flows used for operating activities in 2007 of $8.8 million.

Cash flows used for operating activities in 2006 totaled $2.4 million and resulted principally from a $1.1 million cash basis loss from operations and an increase in Mexican value added taxes of $2.0 million, which were partially offset by an increase in accounts payable and accrued liabilities of $0.9 million.

Cash flows used for investing activities in 2007 of $20.3 million principally arose from $19.9 million of expenditures on mineral properties, plant and equipment. This amount includes $17.5 million of expenditures on the Cerro San Pedro mine for construction of the process plant and related facilities, and the leach pads. The Company spent $0.4 million on exploration activities at the Alaska Peninsula project, which included geologic mapping, surface sampling and reconnaissance ground magnetics surveys at various target areas on the property. The Company also spent $1.5 million on the Rio Figueroa project in 2007, which included a 3,268-meter drilling program to follow up on mineralization intercepted during a 2006 drilling program. Approximately $0.1 million was spent on the Company’s El Morro project in 2007. Substantially all exploration expenditures on the El Morro project since 2000 have been made by Xstrata pursuant to an exploration agreement with Xstrata. Expenditures on the Liberty Bell project totaled $0.4 million and were for a property wide reconnaissance evaluation to confirm previously identified prospective geology and potential for economic gold mineralization, and to update the exploration model for the area.

Cash flows used for investing activities in 2006 totaled $25.0 million and were all attributable to expenditures on mineral properties, plant and equipment. This amount included $22.8 million of expenditures on the Cerro San Pedro project for construction of the process plant and related facilities, and other project related costs. The Company spent $1.0 million on exploration activities at the Alaska Peninsula project, which included an evaluation of selected exploration targets and a 641-meter drilling program at the Bee Creek target area. The Company also spent $0.8 million on the Rio Figueroa project in 2006, which included a 1,339-meter drilling program at the Cerro Matta target area. Approximately $0.1 million was spent on the Company’s El Morro project and the El Morro Border project in 2006. The remaining $0.2 million of expenditures for 2006 included the purchase and installation of an accounting software package for $0.1 million and office furniture and computer equipment for $0.1 million.

Cash flows provided from financing activities in 2007 of $1.4 million resulted principally from the exercise of stock options.

Cash flows provided from financing activities in 2006 totaled $29.4 million and primarily arose from $28.1 million of proceeds from a private placement.

The Company’s cash and cash equivalents decreased by $27.6 million for the year ended December 31, 2007 as compared to an increase in cash and cash equivalents of $2.1 million for the year ended December 31, 2006. The $29.7 million increase in 2007 cash outflows was primarily attributable to a private placement financing in 2006 for net proceeds for $28.1 million, whereas there were no financings in 2007. The Company does not hold any asset-backed securities.

At December 31, 2007, the Company had $17.1 million of cash and cash equivalents, and working capital of $30.4 million. The Company believes that its existing cash balances, along with the expected cash flow to be generated from the Cerro San Pedro mine will allow it to satisfy its ongoing general and administrative, exploration and project development expenditures, subject to a possible decision by Xstrata to proceed with construction at the El Morro project as discussed below.

In addition to cash flow generated by the Cerro San Pedro mine, the Company currently also expects to receive $60 million from the exercise of 19.2 million warrants exercisable at Cdn$3.10 (current share price Cdn$5.24) which expire on December 11, 2008.

In the event that Xstrata elects to proceed with construction at the El Morro project, the Company may need additional financing in order to retain its 30% interest in the project. The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of El Morro project development costs at Xstrata’s cost of financing plus 100 basis points. Xstrata will be repaid through 80% of the Company’s share of future project cash flow. Management believes that the Company has the ability to obtain sufficient financing, if required, in the event of a decision by Xstrata to proceed with construction. The Company expects to generate positive cash flow from the Cerro San Pedro mine and receive approximately $60 million from the exercise of warrants in 2008. Furthermore, the Company has no debt on its balance sheet.

Material Contractual Obligations and Contingencies

Most of the Company’s exploration properties are subject to option purchase agreements which require minimum exploration expenditures and option payments in order for the Company to retain its rights under the agreements. Budgeted capital expenditures for the Company’s projects in 2008 are as follows:

Cerro San Pedro mine	$6.8 million
Rio Figueroa project	$0.9 million
Alaska Peninsula project	$0.5 million
Liberty Bell project	$1.5 million

The Company has an option to acquire a 100% interest in the Rio Figueroa copper-gold project in Chile. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million. The Company met its exploration commitment on the project in 2006 and has made $0.9 million of option payments to date.

The Company entered into an option agreement that allows it to earn a 65% interest in several precious and base metal exploration properties located along the Alaska Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. In February 2007, the Company was notified that a native village corporation located within the Alaska Peninsula project had decided not to allow mineral exploration activities on its land. At December 31, 2006, costs attributable to this land totaling $0.4 million were written off. Negotiations to secure access to the contested land are ongoing. The Company’s exploration commitment for the project is $4.5 million, plus $0.3 million for option payments over a five-year period beginning September 2005. As of December 31, 2007, the Company has incurred qualifying exploration expenditures totaling $1.7 million and made option payments totaling $0.2 million. The Company has an expenditure commitment on the project for 2008 of approximately $0.4 million.

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska. The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million beginning in March 2008, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011. If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner retains a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold. The Company has incurred qualifying expenditures totaling $0.3 million as of December 31, 2007 and has an expenditure commitment on the project for 2008 of $0.4 million.

On January 23, 2008, the Company entered into a 50-year Mining Lease Agreement (the "Agreement") with the owners of certain Alaskan mining concessions located within the Company’s Liberty Bell project area of interest. The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 31, 2012, and minimum royalty payments as follows:

Payment
Amount	Due Date
$25,000	September 1, 2008
$50,000	January 1, 2009
$25,000	September 1, 2009
$50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017 and
each year thereafter
through the end of the
lease term

The Company’s estimated contractual obligations for future payments are summarized as follows:

(000’s)	Payments Due by Period
		Less than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	1 year	Years	Years	Years
Long-term debt	$--	$--	$--	$--	$--
Capital lease obligations	--	--	--	--	--
Operating leases	27,118	8,611	17,294	317	896
Purchase obligations[1]	19,231	2,486	5,575	2,175	8,995
Other long-term obligations[2]	5,276	919	1,437	1,454	1,466

Total contractual obligations	$51,625	$12,016	$24,306	$3,946	$11,357

1 Purchase obligations also include option payments totaling $2.6 million for the Rio Figueroa project, exploration commitments and option payments totaling $2.9 million for the Alaska Peninsula project and exploration commitments and minimum royalty payments totaling $12.7 million for the Liberty Bell project. The Company is also obligated to pay $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations. In addition, purchase obligations include commitments totaling $0.9 million to provide services and supplies with respect to the Cerro San Pedro mine.

2 Other long-term obligations include 583,700 restricted stock units that will be paid in 2008, 2009 and 2010 and have an estimated fair value at December 31, 2007 of $1.6 million, and $2.7 million representing the estimated future value of the Company’s reclamation estimate at its Cerro San Pedro mine. Other long-term obligations also includes $1.0 million for the estimated future value of obligations owed to various property owners at the Cerro San Pedro mine.

Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, any material effect on the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company, Robert Martinez, to provide technical advisory services with respect to the Cerro San Pedro mine at a rate of $1,000 per day plus out-of-pocket expenses. Effective April 1, 2007, the director’s consulting rate was increased to $1,250 per day, which in the opinion of the management approximates an arms-length rate for these services. The Company has incurred technical advisory fees pursuant to this agreement totaling $0.2 million during the year ended December 31, 2007. Services are provided under the agreement on an as-needed basis and may be terminated by the director or the Company at any time.

The Company entered into a consulting agreement with a company, Firex, S.A. de C.V., which is controlled by a director of the Company, Jorge Mendizabal Acebo, to provide management services with respect to the Cerro San Pedro mine. The agreement provided for consulting fees of $6,250 per month. Effective April 1, 2007, the director’s consulting rate was increased to $7,188 per month, which in the opinion of the management approximates an arms-length rate for these services. The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the year ended December 31, 2007. Services are provided under the agreement on an as-needed basis and may be terminated by the director or the Company at any time.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Inventory

The amount of gold and silver in ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded at the end of the mine life.

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver mine in Mexico.

Management reviews and evaluates the carrying value of each mineral property when events and circumstances indicate that there may be a risk of impairment. This review requires significant judgment in cases where the Company does not have proven and probable reserves that would enable management to estimate future cash flows that can be compared to the asset’s carrying value. Many factors are considered in the assessment of impairment which include, but are not limited to, adverse legal, regulatory, title, accessibility, environmental or political factors that could affect the property’s value. Management also considers commodity prices, results from exploration activities, future exploration plans, property development and holding costs, market price of the property and other factors.

In the case of the Cerro San Pedro mine, which has mineral reserves, the total estimated future cash flows on an undiscounted basis are compared to the project’s carrying value. If the estimated future cash flows are less than the carrying value, an impairment loss is recorded and the carrying value is written down to fair value, which is typically the estimated future discounted cash flows. Management estimates future cash flows for the Cerro San Pedro mine using assumptions that reflect the long-term operating plan for the project, which include assumptions of operating costs and metal prices. The future cash flow estimates are updated periodically to reflect market conditions. There are significant risks and uncertainties in the assumptions used to estimate future cash flows.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005
Risk free interest rate (Canada)	3.7 to 4.7%	3.8 to 4.3%	3.2 to 3.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	55 to 67%	60 to 71%	65 to 66%
Expected life of option	3.4 to 3.7 years	3.5 to 3.9 years	5 years

Option pricing models require the input of highly subjective assumptions, including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligation:

The Company’s reclamation obligation is calculated using assumptions that include the Company’s long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation. Any changes in these assumptions could materially affect the Company’s reclamation obligation.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted two new accounting standards and related amendments to other standards on financial instruments issued by The Canadian Institute of Chartered Accountants ("CICA").

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. As prescribed by these standards, prior periods have not been restated.

Recent Canadian Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the quarter ended March 31, 2008 and is considering the impact that these standards will have on the Company’s financial statements.

Capital Disclosures – CICA Handbook Section 1535

This standard establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Inventories – CICA Handbook Section 3031

This standard provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Financial Instruments, Disclosures – CICA Handbook Section 3862

This standard requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company’s financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis used, and the criteria used to determine classification of financial instruments.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, value added tax receivable and other receivables, inventory, deposits and prepaid expenses, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risk with these financial instruments. However, the Company is exposed to currency risk in that it holds cash balances in Canadian dollars (Cdn$12.3 at December 31, 2007) and incurs the majority of expenditures at its Cerro San Pedro mine in Mexican pesos, whereas the Company’s revenues are in U.S. dollars, which is the functional currency. Canadian dollars are invested in high grade commercial paper or other high grade investments with maturities of less than 90 days. The Company does not hold any asset-backed commercial paper. Any decreases in the value of the Canadian dollar relative to the U.S. dollar, or increase in the value of the Mexican peso relative to the U.S. dollar could have a negative impact on the Company’s cash and cash equivalents, and the consolidated statement of operations.

Evaluation of Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, "Certification of Disclosure in Issuer’s Annual and Interim Filings") as of December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

The commencement of commercial production at the Cerro San Pedro mine on May 1, 2007 required the Company to supplement its internal control processes by adding controls to address revenue and receivables, production costs, amortization of mine development costs and inventory.

Corporate Outlook

The Cerro San Pedro mine is currently mining at full mine plan production rates of 63,000 tonnes per day. The processing plant is operating at designed throughput levels of 1,000 cubic meters per hour. With January and February production reaching 12,282 ounces of gold and 157,039 ounces of silver, the Company remains on track to achieve planned production levels for 2008 of 80,000 ounces of gold and 1.35 million ounces of silver. The Company intends to analyze the potential for crushing ore at the mine in order to increase gold and silver recoveries. Capital expenditures in 2008 for expansion of the leach pad area are expected to total $6.8 million.

Xstrata is currently revising the feasibility study for the El Morro project in order for it to comply with third party lending standards. Upon receipt of the feasibility study amendments, the Company will be obligated to pay its 30% share of all ongoing project development costs. The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of project development costs at Xstrata’s cost of financing plus 100 basis points. Xstrata will be repaid through 80% of the Company’s share of future project cash flow. Xstrata has not yet submitted a proposed 2008 budget for the project.

In regards to the Company’s other exploration properties, the Company will consider joint venturing the property as an option for the Rio Figueroa project in 2008. The Company has budgeted a minimum of 3,000 meters of drilling at the Liberty Bell project at total cost of $1.5 million in 2008.

Contingencies

In June 2007 the Company terminated its mining contract with Washington Group Latin America Inc. ("WGLA"), for cause, at the Cerro San Pedro mine. WGLA maintains that the contract was terminated for convenience and that they were not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.6 million plus value added taxes. The Company has filed a counterclaim against WGLA for $2.5 million. The arbitration proceedings are scheduled to take place in Denver, Colorado in June and July of 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of mine opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, including those described under the heading "Item 3. Key Information -- D) Risk Factors" in the Company’s latest Annual Report on Form 20-F. In addition, as a result of the Company’s transition from an exploration company to a gold and silver producer, the Company is subject to additional risks including, among others, risks associated with the operation of a mine, such as uncertainty concerning the Company’s ability to hire and retain qualified personnel, risks of labor disruptions, power outages, landslides, flooding, encountering unexpected geologic formations or unanticipated variations in grade, uncertainty concerning the Company’s ability to obtain suitable machinery, equipment and parts, metallurgical and other processing problems, mechanical equipment performance problems, occurrence of accidents, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. The Company has prepared estimates, and relies on the estimates of consultants and management, of future production, schedules and cash and total costs in respect of its Cerro San Pedro mine. There is no assurance that such estimates will be achieved. Actual production from the Cerro San Pedro mine may vary from such estimates for a variety of reasons such as the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, as well as the foregoing risks associated with the operation of a mine.

The Company’s primary operations are located in Mexico where most of its obligations and disbursements are denominated in Mexican pesos. The Company has not entered into any hedging activity for foreign currency risk with respect to the Mexican peso.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions. All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company’s transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company’s Cerro San Pedro mine, and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading "Item 3. Key Information -- D) Risk Factors" in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's recent transition from an exploration company to a gold and silver producer including, among others, risks associated with the operation of a mine and risks that could affect the Company’s ability to achieve estimated production, schedules and cash and total costs with respect to its Cerro San Pedro mine, such as those described under "Risk Factors" above; risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; uncertainty of mineral reserve and resource estimates; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

Metallica Resources Inc.
Consolidated Balance Sheets (Unaudited)
December 31, 2007 and 2006
U.S. dollars (000’s, except share data)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$17,127	$44,762
Value-added tax and other receivables	3,777	2,787
Inventory (Note 4)	11,668	133
Deposits and prepaid expenses	1,418	204
Future income tax assets (Note 9)	4,194	--
	38,184	47,886

Mineral properties, plant and equipment (Note 5)	102,034	84,827
Other assets	804	240

Total assets	$141,022	$132,953

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$7,818	$5,789

Restricted stock units (Note 8(e))	1,015	557
Asset retirement obligation (Note 6)	1,481	611
Other liabilities (Note 7)	700	--
Future income tax liabilities (Note 9)	9,470	--
	20,484	6,957
Shareholders’ equity:
Share capital (92,773,665 common shares,
2006: 92,001,263) (Note 8(b))	135,832	133,572
Contributed surplus	1,485	1,485
Warrants (Note 8(d))	10,360	10,364
Stock options (Note 8(c))	3,405	2,474
Accumulated other comprehensive loss	(24)	--
Deficit	(30,520)	(21,899)
	120,538	125,996

Total liabilities and shareholders’ equity	$141,022	$132,953

Contingencies (Note 12)
Subsequent event (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Operations and Deficit (Unaudited)
For the years ended December 31, 2007, 2006 and 2005
U.S. dollars (000’s, except share data)

	2007	2006	2005

Revenues (Note 1):
Gold	$17,842	$--	$--
Silver	5,021	--	--
	22,863	--	--

Operating expenses (Note 1):
Production costs	21,704	--	--
Depreciation and amortization	1,311	--	--
	23,015	--	--
Operating loss	(152)	--	--

Other expense (income):
General and administrative	5,365	3,641	2,030
Exploration and business development	775	545	232
Restricted stock units	876	417	59
Write-down of mineral properties, plant and equipment	--	380	3
Foreign exchange gain	(2,729)	(695)	(1,045)
Income from property payments (Note 5)	--	--	(8,349)
Interest income	(1,202)	(1,216)	(1,037)
	3,085	3,072	(8,107)

Income (loss) before income taxes	(3,237)	(3,072)	8,107

Income tax provision (Note 9)	5,384	58	148

Net income (loss)	(8,621)	(3,130)	7,959

Deficit at beginning of period	(21,899)	(18,769)	(26,728)

Deficit at end of period	$(30,520)	$(21,899)	$(18,769)

Basic and diluted net income (loss) per share	$(0.09)	$(0.04)	$0.10

Weighted average number of common shares outstanding	92,404,717	84,110,240	82,952,717

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statement of Comprehensive Loss (Unaudited)
For the year ended December 31, 2007
U.S. dollars (000’s)

Net loss	$(8,621)
Net unrealized loss on available-for-sale securities	(34)

Comprehensive loss	$(8,655)

Consolidated Statement of Accumulated Other Comprehensive Loss (Unaudited)
For the year ended December 31, 2007
U.S. dollars (000’s)

Balance at December 31, 2006	$--
Net unrealized gain on available-for-sale securities	10
Balance at January 1, 2007 on adoption of new accounting standard	10
Net unrealized loss on available-for-sale securities	(34)

Accumulated other comprehensive loss	$(24)

Metallica Resources Inc.
Consolidated Statements of Cash Flows (Unaudited)
For the years ended December 31, 2007, 2006 and 2005
U.S. dollars (000’s)

	2007	2006	2005
Cash flows provided from (used for) operating activities
Net income (loss)	$(8,621)	$(3,130)	$7,959
Non-cash items:
Depreciation and amortization	1,378	37	12
Stock-based compensation expense	1,505	1,177	341
Restricted stock unit expense	997	417	59
Future income tax expense	5,276	--	--
Other non-cash items	173	15	43
Write-down of mineral properties, plant and equipment	--	380	3
Changes in non-cash working capital and other assets (Note 14)	(9,514)	(1,262)	(251)

	(8,806)	(2,366)	8,166
Cash flows used for investing activities
Mineral properties, plant and equipment	(19,879)	(24,975)	(9,194)
Proceeds from property option payment	--	--	1,651
Deposits for construction	(368)	--	--
Other liabilities	(24)	--	--

	(20,271)	(24,975)	(7,543)
Cash flows provided from financing activities
Common shares and warrants issued for cash, net of issue costs	--	28,123	--
Proceeds from exercise of warrants	35	252	--
Proceeds from exercise of stock options	1,397	1,058	430

	1,432	29,433	430

Increase (decrease) in cash and cash equivalents	(27,645)	2,092	1,053
Cash and cash equivalents, beginning of period (Note 3)	44,772	42,670	41,617

Cash and cash equivalents, end of period	$17,127	$44,762	$42,670

Cash and cash equivalents consist of:
Cash on hand	$2,693	$961	$490
Short-term investments	14,434	43,801	42,180
	$17,127	$44,762	$42,670

Non-cash investing activities:
Increase (decrease) in accounts payable and other liabilities
related to mineral properties, plant and equipment	$(2,797)	$3,592	$501
Income tax payments	$82	$47	$140

The accompanying notes are an integral part of these consolidated financial statements.

(Unaudited)

1.

Nature of Operations

Metallica Resources Inc. (the "Company") operates a gold and silver mine in Mexico and is engaged in the acquisition, exploration and development of precious and base metal mineral deposits throughout the Americas.

The processing facilities for the Company’s Cerro San Pedro gold and silver mine were tested and determined to be operational on April 30, 2007. Effective May 1, 2007, commercial production commenced at the Cerro San Pedro mine. All revenues and operating costs recorded after May 1, 2007 are reflected in the Company’s statement of operations.

The Company also has a 30% interest in an advanced stage copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

2.

Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 16.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

·	• Datawave Sciences Inc.	• Minera Metallica Resources Chile Limitada
	• De Re Holdings Inc.	• Minera San Xavier, S.A. de C.V.
	• Desarrollos Metallica C.A.	• MMM Exploraciones, S.A. de C.V.
	• Great Frontier Resources Inc.	• Raleigh Mining International Limited
	• Metallica (Barbados) Inc.	• Servicios del Plata y Oro, S.A. de C.V.
	• Metallica Management Inc.	• Sociedad Contractual Minera El Morro
• Metallica Resources Alaska Inc.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Significant estimates that involve highly subjective assumptions by management include estimates of recoverable gold and silver in ore on leach pad inventory, depletion and amortization calculations, estimates of fair value to assess asset impairment, estimates of asset retirement obligations, provisions for contingencies and litigation, estimates for stock-based compensation and valuation allowances for future income tax assets. Actual results could therefore differ from those reported.

Foreign Currency Translation

The Company considers the United States dollar to be the functional currency of all of its operations. Monetary assets and liabilities in foreign currencies and integrated foreign subsidiaries are translated into United States dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates, except for depreciation and amortization, and stock compensation expense, which are translated at historical rates. All exchange gains and losses are included in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments that have original maturities of three months or less. The Company does not hold any asset-backed securities.

Inventory

The Cerro San Pedro mine is a run-of-mine heap leaching operation whereby gold and silver ore is mined and placed on leach pads without screening or crushing. Ore on leach pad represents mined ore that has been stacked on an impermeable pad and is being leached with chemical solutions to dissolve precious metals. The precious metals will be recovered in the processing plant in the form of partially refined gold and silver, called doré, which is sent to a third party refinery for processing into saleable precious metals. Inventories consist primarily of ore on leach pad and doré.

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad is not known until the leaching process has concluded at the end of the mine life.

Ore on leach pad is valued at the lower of average production cost or net realizable value. Costs are added to ore on leach pad based on actual mining costs and amortization and depreciation incurred during the period, and are removed from the leach pad based on the average cost per recoverable ounce.

Doré inventory is valued at the lower of average production cost or net realizable value. Average production cost includes the average cost of the ore on leach pad incurred prior to the doré refining process, plus doré processing costs including applicable depreciation on the process plant facilities. Royalties, outside refinery charges and related transportation charges are allocated directly to production costs.

Supplies and reagents inventory are valued at the lower of average cost or replacement cost.

Mineral Properties, Plant and Equipment

The cost of acquiring mineral property interests, and related exploration and development costs incurred thereafter, are capitalized until commercial production is established, or the property is disposed of through sale or otherwise, or the carrying value has been impaired. Exploration expenditures incurred prior to the acquisition of a mineral property interest are expensed as incurred. Proceeds from the sale of an interest in a mineral property are credited against its carrying value until the payments received exceed the costs incurred, at which time they are recorded as income. If a property is put into commercial production, capitalized mineral property, exploration and development expenditures for that property are amortized over the estimated economic mine life using the units-of-production method based on estimated recoverable mineral reserves. Equipment, vehicles, buildings and furniture are amortized on the straight-line basis over the estimated useful life of the asset, which currently ranges from three to 20 years.

When events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future metal prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating and sustaining capital and reclamation costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that would adversely affect management’s estimate of undiscounted future net cash flows from its mineral properties. If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. When future net cash flows cannot be estimated and other events suggest impairment, management assesses whether carrying values can be recovered by considering alternative methods of determining fair value. If management’s estimate of the recoverable amount is less than a long-lived asset’s carrying value, the carrying value is written down to the estimated fair value.

The costs deferred at any point in time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Asset Retirement Obligations

Asset retirement obligations ("AROs") are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development or normal operation of a long-lived asset.

The Company recognizes the fair value of AROs in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the present value of the estimated future cash settlement of the ARO. AROs are capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The capitalized asset retirement cost is amortized over the life of the related asset upon commencement of commercial production. The liability is accreted up to the date that the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Accretion of the liability prior to commencement of commercial production was capitalized, whereas accretion of the liability after commencement of commercial production is reflected in production costs in the statement of operations.

Financial Instruments

At December 31, 2007, the carrying values of cash, value-added tax and other receivables, deposits and other assets, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments.

Foreign exchange risk principally arises from foreign currency fluctuations when cash is held in currencies other than U.S. dollars, and operating expenses denominated in Mexican Pesos at the Company’s Cerro San Pedro mine. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Production Costs

Production costs include ore and waste mining, ore processing, mine administration, transportation and refining, and royalties.

Revenue Recognition

Revenue is recorded when persuasive evidence of an arrangement exists, the dore has been shipped, title has passed to the purchaser, the price is fixed or determinable and the cash has been received. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax basis of an asset or liability and the carrying amount on the balance sheet. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based Compensation and Warrants

The Company recognizes stock-based compensation expense for all forms of employee stock-based compensation, including stock options. Stock-based compensation expense for stock options is determined based on the estimated fair values of the options on the date of grant using the Black-Scholes option pricing model. The fair value is recognized as stock-based compensation expense, or capitalized in the case of employees or consultants working directly on mine development projects, over the vesting period of the respective options. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to unvested stock options that are forfeited is recorded as a reduction to stock compensation expense, or as a reduction to the related asset in the case of an employee or consultant working directly on a mine development project, when the forfeiture occurs.

Restricted stock units are settled in cash and are marked to market based on the underlying stock price at period end. Changes in the related liability are recorded in the statement of operations, or capitalized if related to mine development projects, based on service provided to that date.

Warrants are recorded at their estimated fair value on the date of issue using the Black-Scholes option pricing model.

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits. Employee future benefits include statutorily mandatory accrued benefits payable to employees in the event of termination in certain circumstances. The accrual of this benefit is estimated at the discounted value of the expected future payments.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of in-the-money options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.

Recent Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants ("CICA") has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the quarter ended March 31, 2008 and is considering the impact that these standards will have on the Company’s financial statements.

Capital Disclosures – CICA Handbook Section 1535

This section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Inventories – CICA Handbook Section 3031

This standard provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Financial Instruments, Disclosures – CICA Handbook Section 3862

This standard requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company’s financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis used, and the criteria used to determine classification of financial instruments.

Effective January 1, 2009 the CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company’s financial statements.

Goodwill and Intangible Assets – CICA Handbook

This section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

3.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted two new accounting standards and related amendments to other standards on financial instruments issued by the CICA.

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. As prescribed by these standards, prior periods have not been restated.

4.

Inventory

Inventory consists of the following:

(000’s)	December 31,
	2007	2006

Ore on leach pad	$10,255	$133
Gold and silver doré	1,281	--
Reagents and supplies	132	--

	$11,668	$133

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the years ended December 31, 2007 and 2006 are summarized as follows:

(000’s)				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2006	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,924	$20,840	$35,213	$1,128	$81,105	$383	$80,722
El Morro, Chile	--	113	--	--	113	--	113
Rio Figueroa, Chile	562	2,115	--	--	2,677	--	2,677
Other Projects, Chile	41	12	--	--	53	--	53
Southwest Alaska, USA	225	886	--	--	1,111	--	1,111
Other	--	--	--	275	275	124	151
Balance at December 31,
2006	24,752	23,966	35,213	1,403	85,334	507	84,827

2007 Additions

Cerro San Pedro, Mexico	573	1,692	13,990	563	16,818	1,969	14,849
Reclassification of Cerro
San Pedro balances	--	(22,532)	(49,203)	71,735	--	--	--
El Morro, Chile	--	144	--	--	144	--	144
Rio Figueroa, Chile	436	1,037	--	--	1,473	--	1,473
Other Projects, Chile	14	3	--	--	17	--	17
Southwest Alaska, USA	120	243	--	--	363	--	363
Liberty Bell, USA	28	340	--	--	368	--	368
Other	--	--	--	60	60	67	(7)

2007 Additions	1,171	(19,073)	(35,213)	72,358	19,243	2,036	17,207

Balance at
December 31, 2007

Cerro San Pedro, Mexico	24,497	--	--	73,426	97,923	2,352	95,571
El Morro, Chile	--	257	--	--	257	--	257
Rio Figueroa, Chile	998	3,152	--	--	4,150	--	4,150
Other Projects, Chile	55	15	--	--	70	--	70
Alaska Peninsula, USA	345	1,129	--	--	1,474	--	1,474
Liberty Bell, USA	28	340	--	--	368	--	368
Other	--	--	--	335	335	191	144
Balance at December 31,
2007	$25,923	$4,893	--	$73,761	$104,577	$2,543	$102,034

(000’s)				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,874	$20,060	$9,210	$735	$53,879	$246	$53,633
El Morro, Chile	--	20	--	--	20	--	20
Rio Figueroa, Chile	335	1,521	--	--	1,856	--	1,856
Other Projects, Chile	26	2	--	--	28	--	28
Alaska Peninsula, USA	310	172	--	--	482	--	482
Other	--	--	--	102	102	87	15
Balance at December 31,
2005	24,545	21,775	9,210	837	56,367	333	56,034

2006 Additions

Cerro San Pedro, Mexico	50	780	26,003	393	27,226	137	27,089
El Morro, Chile	--	93	--	--	93	--	93
Rio Figueroa, Chile	227	594	--	--	821	--	821
Other Projects, Chile	15	10	--	--	25	--	25
Southwest Alaska, USA	51	958	--	--	1,009	--	1,009
Other	--	--	--	173	173	37	136

2006 Additions	343	2,435	26,003	566	29,347	174	29,173

2006 Impairment
write-down

Southwest Alaska, USA	(136)	(244)	--	--	(380)	--	(380)

Balance at
December 31, 2006

Cerro San Pedro, Mexico	23,924	20,840	35,213	1,128	81,105	383	80,722
El Morro, Chile	--	113	--	--	113	--	113
Rio Figueroa, Chile	562	2,115	--	--	2,677	--	2,677
Other Projects, Chile	41	12	--	--	53	--	53
Southwest Alaska, USA	225	886	--	--	1,111	--	1,111
Other	--	--	--	275	275	124	151
Balance at December 31,
2006	$24,752	$23,966	$35,213	$1,403	$85,334	$507	$84,827

The Company reclassified its capitalized exploration and mine development costs relating to the Cerro San Pedro mine to plant and equipment due to commencement of commercial production on May 1, 2007.

a)

Mexico – Cerro San Pedro Mine

The Cerro San Pedro gold and silver mine is located in the State of San Luis Potosí, Mexico and is 100%-owned by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"). The mine is an open-pit, heap-leach operation that produces gold and silver doré from run-of-mine ore. Commercial production at the mine commenced on May 1, 2007.

In December 2003, the Company entered into a contract with Washington Group Latin America ("WGLA") to provide contract mining and related construction services over the pre-production period and estimated mine life of approximately ten years. The contract was terminated in June 2007 (See Note 12).

The mine is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all MSX mineral concessions presently owned or optioned by the Company.

b)

Chile – El Morro Project

The Company’s activities in Chile are concentrated on precious and base metal exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Xstrata Plc (formerly, Falconbridge Limited) that provided for Xstrata to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million and by making a $10 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received the $10 million payment from Xstrata, which resulted in Xstrata earning a 70% interest in the El Morro project and the Company recording $8.3 million of income from property payments:

(000’s)

Xstrata earn-in payment on El Morro project	$10,000
Carrying value of El Morro project at August 31, 2005	1,651
Income from property payment	$8,349

The Company and Xstrata are required to make payments to the former owners of certain mining concessions totaling $0.4 million, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area are subject to a 2% NSR royalty.

c)

Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $1.0 million has been paid to date. The Company was also required to spend a minimum of $1.5 million on qualifying exploration expenditures, which has been met.

Certain mining concessions contained in the Rio Figueroa project property package, which are held under a purchase option agreement with Potrillos, are subject to a 1.5% NSR production royalty. Certain other mining concessions, which are held under an amendment to the option agreement with Potrillos, are subject to a 2% NSR production royalty.

d)

Chile – Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project. The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $0.1 million at December 31, 2007.

e)

USA - Alaska Peninsula

In September 2005, the Company acquired an option to earn up to a 65% interest in the Alaska Peninsula gold and copper project by making qualifying expenditures totaling $4.75 million over a five-year period beginning September 2005. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. The Company has incurred qualifying expenditures totaling approximately $1.7 million as of December 31, 2007.

In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the Alaska Peninsula property areas, had decided not to allow mineral exploration activities on its land. As a result, an impairment write-down attributable to this property area totaling $0.4 million was recorded in 2006.

f)

USA – Liberty Bell

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska. The agreement was entered into on July 9, 2007 and provides for the Company to make aggregate advance royalty payments totaling $0.3 million beginning in March 2008, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011. If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner retains a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold. Exploration activities on the Liberty Bell project include a property wide reconnaissance evaluation to confirm previously identified prospective geology and potential for economic gold mineralization, and to update the exploration model for the area. The Company has incurred qualifying expenditures totaling approximately $0.3 million as of December 31, 2007.

6.

Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro mine requires that it reclaim certain land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro mine as follows:

(000’s)	December 31,
	2007	2006

Balance at beginning of year	$611	$343
Additional reclamation provision	1,126	236
Accretion	61	32
Revision in estimated cash flows	(119)	--

Balance at end of year	1,679	611
Less current portion, included in accounts payable and accrued liabilities	(198)	--

Non-current portion	$1,481	$611

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows, which total $2.7 million as of December 31, 2007. The present value of the estimated future cash outflows assumes a long-term inflation rate of 2.5% to 3.0%, and has been discounted using credit-adjusted risk-free rates of 6.5% to 9%. The asset retirement obligation at December 31, 2007 of $1.7 million has been capitalized as mineral properties, plant and equipment, and is being amortized over the estimated economic mine life using the units-of-production method based on estimated recoverable mineral reserves. Accretion of the asset retirement obligation is included in direct production costs in the statement of operations.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the estimated mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

7.

Other Liabilities

Other liabilities include amounts owed under long-term non-interest bearing payment obligations to property owners at the Cerro San Pedro mine over a period of approximately ten years. The Company has recorded the present value of the liability at fair value, using a 7% discount rate. Accretion expense is included in direct production costs in the statement of operations. The fair value of the liability at December 31, 2007 was $0.7 million.

8.

Share Capital

a)

Authorized

Unlimited number of common and preferred shares without par value.

b)

Common Shares Issued and Outstanding

	2007		2006		2005
Year Ended December 31,	Shares	Amount	Shares	Amount	Shares	Amount
	#	(000’s)	#	(000’s)	#	(000’s)
Outstanding, beginning of year	92,001,263	$133,572	83,301,676	$108,158	82,687,043	$107,662
Shares issued in private placement (Note 8(d))	--	--	7,670,500	23,621	--	--
Exercise of warrants for cash (Note 8(d))	11,900	35	92,500	252	--	--
Fair value of warrants exercised (Note 8(d))	--	4	--	28	--	--
Exercise of stock options for cash (Note 8(c))	755,934	1,397	926,833	1,058	598,833	430
Fair value of stock options exercised (Note 8(c))	--	803	---	428	--	46
Shares issued for retirement plan (Note 10)	4,568	21	9,754	27	15,800	20

Outstanding, end of year	92,773,665	$135,832	92,001,263	$133,572	83,301,676	$108,158

c)

Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price as quoted on the Toronto Stock Exchange on the day preceding the date of grant. Each stock option allows for the purchase of one share and expires not later than five years from the date of grant. Stock options generally vest over a period of up to two years from the date of grant. In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006. As of December 31, 2007, a total of 1,361,767 common shares had been issued subsequent to April 19, 2006.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005

Risk-free interest rate (Canada)	3.7% to 4.7%	3.8% to 4.3%	3.2% to 3.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	55% to 67%	60% to 71%	65% to 66%
Expected life of option	3.4 to 3.7 years	3.5 to 3.9 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate.

The following is a summary of options granted under the Company’s stock-based compensation plan:

	Year Ended December 31,			Weighted Average Exercise Price (Canadian Dollars) Year Ended December 31,
	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	3,066,500	2,555,000	2,535,500	$2.41	$1.49	$1.36
Granted	846,285	1,470,000	880,000	4.98	3.32	1.62
Exercised	(755,934)	(926,833)	(598,833)	2.05	1.30	0.86
Forfeited	(90,000)	(31,667)	(186,667)	3.90	2.97	1.79
Expired	--	--	(75,000)	--	--	2.87

Outstanding, end of year	3,066,851	3,066,500	2,555,000	$3.17	$2.41	$1.49

Exercisable, end of year	2,070,995	1,867,582	1,858,333	$2.66	$2.00	$1.39

The following table summarizes selected information relating to stock options outstanding at December 31, 2007:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$1.20 to $2.54	1,064,500	1.5 years	$1.64
$3.04	841,733	3.4 years	$3.04
$3.35 to $4.47	373,985	3.8 years	$3.85
$4.95 to $5.10	786,633	4.5 years	$5.04

$1.20 to $5.10	3,066,851	3.1 years	$3.17

The following table summarizes the changes in fair value assigned to stock options for the three years ended December 31, 2007:

(000’s)	Year Ended December 31,
	2007	2006	2005

Balance at beginning of year	$2,474	$1,431	$1,043
Compensation cost recognized	1,777	1,472	573
Exercised	(803)	(428)	(46)
Forfeited	(43)	(1)	(139)

Balance at end of year	$3,405	$2,474	$1,431

d)

Warrants

	Year Ended December 31,
	2007		2006		2005
	Warrants	Amount	Warrants	Amount	Warrants	Amount
	#	(000’s)	#	(000’s)	#	(000’s)

Outstanding, beginning of year	23,092,750	$10,364	19,350,000	$5,889	24,399,000	$7,374
Warrants issued in private placement	--	--	3,835,250	4,503	--	--
Exercise of warrants	(11,900)	(4)	(92,500)	(28)	--	--
Expiration of warrants	--	--	--	--	(5,049,000)	(1,485)

Outstanding, end of year	23,080,850	$10,360	23,092,750	$10,364	19,350,000	$5,889

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of December 31, 2007, a total of 3,835,250 of these warrants were outstanding.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008. Warrants to purchase 11,900 and 92,500 shares were exercised in 2007 and 2006, respectively. As of December 31, 2007, a total of 19,245,600 of these warrants were outstanding.

e)

Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit ("RSU") plan with an effective date of March 1, 2005. The plan provides for the Board of Directors (the "Directors") to grant RSUs to employees subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed three years from the award date, but may be accelerated at the discretion of the Directors. The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. RSU expense is recorded over the three-year vesting period. The following table summarizes RSUs outstanding as of December 31, 2007 and 2006:

			2007 Carrying Value (000’s)	2006 Carrying Value (000’s)
Date of	Date of	Number of
Grant	Settlement	RSU’s
March 10, 2005	March 10, 2008	120,000	$604	$288
March 9, 2006	March 9, 2009	250,000	813	269
May 24, 2007	May 24, 2010	183,700	199	--
December 13, 2007	December 13, 2010	30,000	3	--

Balance at December 31,			1,619	557
Less current maturities, included in accounts payable and accrued liabilities			(604)	--

Non-current portion			$1,015	$557

9.

Income Taxes

Income tax expense included in the consolidated statement of operations consists of the following:

(000’s)	Year Ended December 31,
	2007	2006	2005

Current	$108	$65	$124
Future	5,276	(7)	24

Income tax expense	$5,384	$58	$148

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% for 2007, 2006 and 2005 is reconciled as follows:

	Year Ended December 31,
(000’s)
	2007	2006	2005
Income tax expense (benefit) computed using the applicable tax rate	$(1,168)	$(1,110)	$2,928
Increase (decrease) in valuation allowance	6,823	(570)	(5,023)
Losses incurred in foreign operations without tax benefit	--	2,126	569
Share issuance costs	--	(625)	--
Foreign earnings taxed at other than statutory rate	(1,277)	(425)	(139)
Foreign exchange gains not subject to tax	760	--	--
Non-deductible expenses	332	407	1,154
Other, net	(86)	255	659

Income tax expense	$5,384	$58	$148

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2007 and 2006 are as follows:

(000’s)	2007	2006
Current income tax assets:
Canada:
Deferred share issuance costs	$125	$--
Mexico:
Tax loss carryforwards	6,466	--
Total current income tax assets	6,591	--
Less valuation allowance	(2,299)	--

Current income tax assets, net of valuation allowance	4,292	--

Current income tax liabilities:
Mexico:
Other	(50)	--
Other countries:
Other	(48)	--
Total current income tax liabilities	(98)	--

Net current income tax assets	$4,194	$--

Future income tax assets:

Canada:
Tax loss carryforwards	$2,979	$1,241
Deferred share issuance costs	250	866
Mexico:
Tax loss carryforwards	6,163	13,334
Other	675	183
Other countries:
Tax loss carryforwards	2,205	264
Stock-based compensation	826	705
Other	--	137
Total future income tax assets	13,098	16,730
Less valuation allowance	(8,315)	(3,531)

Future income tax assets, net of valuation allowance	4,783	13,199

Future income tax liabilities:
Mexico:
Mineral properties, plant and equipment	14,253	13,199

Net future income tax liabilities	$(9,470)	$--

At December 31, 2007, the Company and its subsidiaries have available tax loss carry forwards in various tax jurisdictions as follows:

	Tax Loss Carryforwards	Expiry Dates
Canada	$8.1 million	2024 through 2027
Chile	$2.6 million	Unlimited
Mexico	$45.1 million	2008 through 2017
United States	$3.5 million	2021 through 2027

On October 1, 2007, Mexico enacted a new tax statute which establishes a parallel tax regime to its regular tax regime called IETU or "FLAT TAX" in which the taxpayer pays the greater of the FLAT TAX or regular tax liability annually. The new statute is effective for tax years beginning on January 1, 2008. Generally the FLAT TAX is based on gross receipts less disbursements including capital assets of the taxpayer at a tax rate of 17.5 percent. A transition rule reduces the FLAT TAX rate to 16.5 percent and 17.0 percent for tax years 2008 and 2009, respectively. As a result of the FLAT TAX, the Company has determined that the future benefit of its Mexican net operating loss carryovers as of December 31, 2007, should be subject to a valuation allowance of $5.2 million.

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required. The change in valuation allowance of $7.1 million in the above schedule includes a currency translation adjustment of $0.3 million to future tax assets in existence as of the beginning of the year. The valuation allowance reflects management’s assessment regarding the future realization of Canadian and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2007.

10.

Pension Plan

The Company has a qualified defined contribution savings plan that covers all United States based employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $46,724, $27,672 and $22,053 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has an employment services subsidiary in Mexico through which all its Mexico based employees are paid. Pension benefits are provided under a defined benefit plan, These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to vesting of their seniority premium benefit.

The Company is also required to provide mandated severance benefits to its employees terminated under certain circumstances. These payments consist of a one-time payment for three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, wage increases and expected salary levels are required and are subject to annual review and change. The Company expensed $0.1 million in 2007 for service costs relating to this obligation. As at December 31, 2007, the obligation is $0.2 million.

11.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro mine at a rate of $1,000 per day plus out-of-pocket expenses. Effective April 1, 2007, the director’s consulting rate was increased to $1,250 per day. The Company has incurred technical advisory fees pursuant to this agreement totaling $0.2 million during the year ended December 31, 2007.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro mine. The agreement provided for consulting fees of $6,250 per month. Effective April 1, 2007, the director’s consulting rate was increased to $7,188 per month. The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the year ended December 31, 2007.

12.

Contingencies

In June, 2007, the Company terminated its mining contract with WGLA at its Cerro San Pedro mine. WGLA maintains that it was not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.6 million plus value added taxes. The Company has filed a counterclaim against WGLA for $2.5 million. The arbitration proceedings are scheduled to take place in Denver, Colorado in June and July of 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

13.

Commitments

The Company leases certain land rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2007, lease commitments for the next five years and thereafter are as follows:

(000’s)
2008	8,611
2009	8,643
2010	8,651
2011	183
2012	134
Thereafter	896

Lease commitments include a three-year mine equipment rental contract at its Cerro San Pedro mine expiring on December 31, 2010. The contract provides for minimum monthly payments of $0.7 million with annual increases for inflation. If the contract is terminated prior to December 31, 2010, the Company will be required to pay early termination fees from $0.5 million to $2.0 million depending on the date of termination.

The Company’s Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro. The Company has deposited $0.2 million in a bank trust account controlled by the Company which will be applied to the cost of the church stabilization project. The Company is awaiting approval for a stabilization plan from the regulatory authorities.

14.

Supplementary Cash Flow Information

Cash flows from changes in non-cash working capital and other assets are summarized as follows:

(000’s)	2007	2006	2005

Value added tax and other receivables	$(991)	$(1,986)	$(337)
Inventory	(10,907)	(133)	--
Deposits and prepaid expenses	(1,213)	(35)	7
Other assets	(78)	13	(6)
Accounts payable and accrued liabilities	3,675	879	85

	$(9,514)	$(1,262)	$(251)

15.

Segment Information

The Company operates in one business segment being the exploration, development and extraction of precious and base metals in geographic segments principally in Mexico, Chile, and the United States. The Mexico segment consists of the Cerro San Pedro mine, which commenced commercial production on May 1, 2007. The Chile segment includes exploration activities on the El Morro, Rio Figueroa and other projects. The United States segment includes exploration activities on the Alaska Peninsula and Liberty Bell projects, and operations from the Company’s corporate office. Capital expenditures by industry segment are presented in Note 5. A summary of capital assets and revenues by industry segment are as follows:

(000’s)	2007
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$95,571	$--	$--	$95,571
Non-producing	--	4,477	1,986	6,463

	$95,571	$4,477	$1,986	$102,034

Gold revenues	$17,842	$--	$--	$17,842
Silver revenues	5,021	--	--	5,021
Segment revenues	$22,863	$--	$--	$22,863

Segment net loss	$(5,456)	$(408)	$(2,757)	$(8,621)

(000’s)	2006
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$--	$--	$--	$--
Non-producing	80,722	2,843	1,262	84,827

	$80,722	$2,843	$1,262	$84,827

Segment revenues	$--	$--	$--	$--
Segment net loss	$(56)	$(307)	$(2,767)	$(3,130)

(000’s)	2005
			United
	Mexico	Chile	States	Total
Segment revenues	$--	$--	$--	$--
Segment net income (loss)	$(75)	$8,316	$(282)	$7,959

16.

Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•

As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to the exploration and development of mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, all subsequent exploration and development costs on the property are capitalized. The Company’s mineral reserves have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects". The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7. The only property for which the Company has proven and probable reserves is its Cerro San Pedro mine. Mineral properties, plant and equipment under United States GAAP at December 31, 2007 and 2006 include property acquisition, mine construction and other project costs relating to the Cerro San Pedro property. Capitalized expenditures for this property do not include any exploration or development costs incurred prior to determination of proven and probable reserves, and the feasibility study. The Company reviews and evaluates the estimated cash flows from this property periodically to assess whether carrying value has been impaired in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets". Although the Company has incurred delays with the construction schedule and additional costs due to various permitting and project access issues, the impact of the additional costs has been more than offset by the anticipated additional revenues arising from gold and silver price appreciation. At December 31, 2007, the Company has concluded that the carrying value of this property is not impaired.

•

The Company’s mine processing facilities were tested and determined to be operational and ready for use on April 30, 2007. Operations began on May 1, 2007 and all revenues and operating costs incurred subsequent to that date have been recorded in the statement of operations for both United States and Canadian GAAP.

•

On January 1, 2006, the Company adopted FAS No. 123R, "Share-Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. Under Canadian GAAP, the Company accounts for forfeitures only as they occur. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant. The Company is required to estimate forfeitures at the date of grant under United States GAAP, whereas Canadian GAAP requires that forfeitures are accounted for when they occur. There were no material United States and Canadian GAAP differences attributable to forfeitures.

•

The Company has warrants to purchase common shares that are denominated in Canadian dollars, which results in the Company having warrants outstanding that are denominated outside its U.S. dollar functional currency. The U.S. Securities and Exchange Commission and Financial Accounting Standards Board ("FASB") have issued recent interpretations for U.S. GAAP that suggest warrants with exercise prices denominated in a currency other than the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities which are carried at fair value with changes in the fair value recorded in the statement of operations. In August 2007, the Emerging Issues Task Force ("EITF") issued EITF no. 07-5, Issue Summary No. 1 "Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock." The Issue Summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance. The EITF considers Issue 07-5 an open issue subject to discussion at future meetings.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit, balance sheets and statements of cash flows would have been reported as follows:

Statements of Operations and Deficit		Year Ended December 31,
(000’s)		2007	2006	2005

Net income (loss) under Canadian GAAP		$(8,621)	$(3,130)	$7,959
Exploration expenditures expensed		(2,362)	(1,952)	(1,900)
Depreciation and amortization		111	--	--
Write-down of mineral properties, plant and equipment		--	380	2
Accretion of asset retirement obligation		(18)	(32)	(19)
Income from property payments		--	--	1,051
Stock-based compensation expense		--	--	341
Net income (loss) before income taxes under U.S. GAAP		(10,890)	(4,734)	7,434
Income tax expense		2,347	--	--

Net income (loss) under U.S. GAAP		$(8,543)	$(4,734)	$7,434

Basic net income (loss) per share under U.S. GAAP		$(0.09)	$(0.06)	$0.09
Diluted net income (loss) per share under U.S. GAAP		$(0.09)	$(0.06)	$0.09

Balance Sheets	December 31,
(000’s)	2007		2006

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Inventory	$11,668	$11,614	$133	$133

Mineral properties, plant and equipment	$102,034	$87,659	$84,827	$72,666

Future tax liabilities	$9,470	$7,123	$--	$--

Shareholders’ equity	$120,538	$108,456	$125,996	$113,834

Statements of Cash Flows	Year Ended December 31,
(000’s)	2007	2006	2005

Cash flows provided from (used for) operating activities, Canadian GAAP	$(8,806)	$(2,366)	$8,166
Mineral properties, plant and equipment	(2,362)	(1,952)	(849)

Cash flows provided from (used for) operating activities, U.S. GAAP	$(11,168)	$(4,318)	$7,317

Cash flows used for investing activities, Canadian GAAP	$(20,271)	$(24,975)	$(7,543)
Mineral properties, plant and equipment	2,362	1,952	849

Cash flows used for investing activities, U.S. GAAP	$(17,909)	$(23,023)	$(6,694)

Recent U.S. Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for the Company’s fiscal year ending December 31, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company’s consolidated financial position, results of operations and disclosures.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), effective for fiscal periods beginning after November 15, 2007. SFAS 157 defined fair value, established a framework for measuring fair value in U.S. GAAP, and expanded disclosures about fair value measurements. In December 2007, the FASB issued SFAS No. 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS 157 is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial position, results of operations and disclosures.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that tax position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification of interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial position, results of operations or cash flows.

17.

Subsequent Event

On January 23, 2008, the Company entered into a 50-year Mining Lease Agreement (the "Agreement") with the owners of certain Alaskan mining concessions located within the Company’s Liberty Bell project area of interest. The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 31, 2012, and minimum royalty payments as follows:

Payment
Amount	Due Date
$25,000	September 1, 2008
$50,000	January 1, 2009
$25,000	September 1, 2009
$50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017
and each year
thereafter
through the end
of the lease term

In the event that the Company delivers a feasibility study on the property prior to September 1, 2017, the minimum annual royalty payment for all subsequent periods through the end of the lease term will be $100,000 per year.

The owners retained a sliding scale net smelter return ("NSR") royalty from all minerals produced and sold from the claims that ranges from 0.5% at gold prices of $300 or less, to 5.0% at gold prices of $1,000 or more. Minimum royalty payments are applied to reduce future amounts owed under the NSR royalty. The Company has an option to convert the sliding scale NSR royalty to a fixed 4% NSR royalty for a payment of $1.0 million within two years of commencement of commercial production.

Metallica Resources is a Canadian gold and silver producer. It currently has 93.1 million shares outstanding and no debt. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

For further information please contact:

Rhonda Bennetto
Director Investor Relations
303.640.3292
www.metal-res.com

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.